SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


03024448

July 8, 2003


SEC MAIL PROCESSING
RECEIVED
JUL - 9 2003
WASH, D.C.
188
SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Shannon M. Ross,
Corporate Secretary

Encl.

dlw 7/11

United States Sec Filing
July 8, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. Kinross Agrees to Withdraw from Kena Option – dated June 13, 2003
2. Sultan Minerals Commences 2003 Exploration on Kena Gold Property – dated June 18, 2003

B. Correspondence with Securities Commissions

1. Material Change Report – dated June 13, 2003

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 13, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

KINROSS AGREES TO WITHDRAW FROM KENA OPTION

Dateline, Friday, June 13, 2003, Vancouver, BC: Sultan Minerals Inc. (SUL-TSX Venture) and Kinross Gold Corporation have agreed to discontinue the option agreement entered into in September 2002 whereby Kinross could earn a 60% interest in Sultan's Kena Gold Property, which is located north of Ymir in southeastern British Columbia. Under the terms of the agreement Kinross undertook to fund $1,000,000 in exploration expenditures by September 4, 2003 to acquire an option to earn a sixty percent (60%) interest in the Kena Property. Kinross has to date incurred expenditures of $973,780.40. While Kinross was prepared to honour its commitment, it was agreed that termination of the option agreement at this time would be preferable, having regard to Kinross' change in corporate objectives since its merger with TVX and Echo Bay, as well as financial commitments elsewhere.

In order to facilitate the continued exploration and development of the Kena Property, Sultan and Kinross have mutually agreed to terminate the option by acceptance from Kinross of 50% of the outstanding balance of the minimum expenditure commitment. As Sultan is well funded, this arrangement will allow Sultan to immediately proceed with exploration of the Kena Property.

Sultan has enjoyed its working relationship with Kinross and appreciates the assistance that Kinross has provided in advancing the Kena project. As well, Kinross has offered to introduce Sultan to other potential partners for the project.

Sultan remains committed to its objective of continuing the exploration and development of the Kena Property. The Company will immediately proceed with Phase I of the 2003 program planned in consultation with Kinross' geologists. This will involve trenching and structural geological studies of the high-grade corridor in order to prepare this target for diamond drill testing.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

June 18, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES 2003 EXPLORATION ON KENA GOLD PROPERTY

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to report that the 2003 summer exploration program has now commenced on its Kena Property, located north of Ymir in southeastern British Columbia. This Phase I program will focus on trenching above four important, wide-spaced, gold intersections identified by diamond drilling along the recently identified high-grade gold corridor. Trenching will also be carried out above the bonanza-grade gold shoots intersected in the Gold Mountain Zone discovery area where values of 172.1 g/t and 240.1 g/t were intersected. This work will allow the mineralizing structures to be identified, mapped and sampled in order to define drill collar locations for Phase II diamond drilling.

The high-grade corridor was only recently recognized, when results of an airborne geophysical survey completed in November 2002 were compared with results of the final holes of a diamond drilling program completed in December 2002. Three diamond drill holes, 01GM-20, 02GM-53 and 02GM-62, put in west of the Gold Mountain Zone discovery area intersected high-grade gold mineralization along a prominent structural corridor marked by a magnetic low. These previously reported holes, tested a 1.9 kilometre strike length of the magnetic corridor, which appears to extend a distance of 5 kilometres to the South Gold Zone where another high-grade intersection was obtained from hole 02SG-04. The attached link to a Total Field Magnetic Intensity map shows the location of the high-grade gold intersections along the airborne magnetic corridor. Click here to see map or visit the Company's website at www.sultanminerals.com.

The following table summarizes the previously reported gold assays from the four diamond drill holes that intersected this corridor.

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-20	64.00	66.00	2.00	**15.56**
02GM-53	122.00	124.00	2.00	**11.82**
02GM-62	80.97	83.00	2.03	**34.44**
02SG-04	53.00	58.00	5.00	**8.10**
including	54.00	56.00	2.00	**12.63**

Currently, detailed geological mapping and ground magnetic surveys are being conducted prior to the commencement of the trenching program. Trenching is anticipated to be completed in approximately three weeks time.

A.G. Troup, P.Eng., President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


477500E
480000E
482500E
Gold Mountain Zone
34.44 g/t
Kena Gold Zone
High
Starlight Trend
Jsk
Great Western Zone
5475000N
5472500N
0
1500
metres
South Gold Zone

SULTAN MINERALS INC.
(SUL-TSX Venture)
HELIBORNE MAGNETIC SURVEY
CONTOURS OF TOTAL FIELD INTENSITY

B. Correspondence with Securities Commissions

1. Material Change Report – dated June 13, 2003

BC FORM 53-901F

Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:

Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Sultan Minerals Inc.
1400, 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

June 11, 2003

Item 3. **Press Release**

June 13, 2003

Item 4. **Summary of Material Change**

Sultan Minerals Inc. and Kinross Gold Corp. have agreed to discontinue the option agreement entered into in September 2002 whereby Kinross could earn a 60% interest in Sultan's Kena Gold Property, which is located north of Ymir in southeastern British Columbia.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 85(2) of the Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President and Chief Executive Officer
1400, 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

June 13, 2003
Date

"Shannon Ross" (signed)
Signature

Shannon Ross
Name

Secretary and Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 13, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

KINROSS AGREES TO WITHDRAW FROM KENA OPTION

Sultan Minerals Inc. (SUL-TSX Venture) and Kinross Gold Corporation have agreed to discontinue the option agreement entered into in September 2002 whereby Kinross could earn a 60% interest in Sultan's Kena Gold Property, which is located north of Ymir in southeastern British Columbia. Under the terms of the agreement Kinross undertook to fund $1,000,000 in exploration expenditures by September 4, 2003 to acquire an option to earn a sixty percent (60%) interest in the Kena Property. Kinross has to date incurred expenditures of $973,780.40. While Kinross was prepared to honour its commitment, it was agreed that termination of the option agreement at this time would be preferable, having regard to Kinross' change in corporate objectives since its merger with TVX and Echo Bay, as well as financial commitments elsewhere.

In order to facilitate the continued exploration and development of the Kena Property, Sultan and Kinross have mutually agreed to terminate the option by acceptance from Kinross of 50% of the outstanding balance of the minimum expenditure commitment. As Sultan is well funded, this arrangement will allow Sultan to immediately proceed with exploration of the Kena Property.

Sultan has enjoyed its working relationship with Kinross and appreciates the assistance that Kinross has provided in advancing the Kena project. As well, Kinross has offered to introduce Sultan to other potential partners for the project.

Sultan remains committed to its objective of continuing the exploration and development of the Kena Property. The Company will immediately proceed with Phase I of the 2003 program planned in consultation with Kinross' geologists. This will involve trenching and structural geological studies of the high-grade corridor in order to prepare this target for diamond drill testing.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com